Filed Pursuant to Rule 424(b)(3)
Registration No. 333-140548

APPLE REIT EIGHT, INC.

STICKER SUPPLEMENT TO

SUPPLEMENT NO. 8 DATED JANUARY 16, 2008

Supplement No. 8 to be used with

PROSPECTUS DATED JULY 19, 2007

Summary of Supplement to Prospectus (See Supplements for Additional Information)

Supplement No. 8 (cumulative, replacing all prior supplements) dated January 16, 2008 reports on (a) our purchase of 11 hotels containing a total of 1,314 rooms for an aggregate gross purchase price of $251,111,616 million; and (b) certain purchase contracts that relate to 35 hotels containing a total of 4,028 guest rooms and that provide for an aggregate gross purchase price of approximately $526.6 million.

As of July 27, 2007, we completed our minimum offering of 4,761,905 units at $10.50 per unit and raised gross proceeds of $50,000,000 and proceeds net of selling commissions and marketing expenses of $45,000,000. Each unit consists of one Common Share and one Series A Preferred Share. We are continuing the offering at $11 per unit in accordance with the prospectus.

As of December 24, 2007, we had closed on the sale of 64,180,841 additional units at $11 per unit and from such sale we raised gross proceeds of $705,989,250 and proceeds net of selling commissions and marketing expenses of $635,390,325. Sales of all units at $10.50 per unit and $11.00 per unit, when combined, represent gross proceeds of $755,989,250 and proceeds net of selling commissions and marketing expenses of $680,390,325.

In connection with our hotel purchases to date, we paid a total of $5,018,232, representing 2% of the aggregate gross purchase price, as a commission to Apple Suites Realty Group, Inc. This entity is owned by Glade M. Knight, who is one of our directors and our Chief Executive Officer.